Filed by Silver Spike Acquisition Corp.

 pursuant to Rule 425 under the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

 under the Securities Exchange Act of 1934

 Subject Company: Silver Spike Acquisition Corp.

 Commission File No. 001-39021

 Date: December 11, 2020

The following is a transcript of a presentation given by management of Silver Spike Acquisition Corp. and WM Holding Company, LLC:

OPERATOR-

Welcome to the Silver Spike Acquisition Corporation and WM Holding Company Investor Presentation. Silver Spike Acquisition Corp has filed an investor presentation with the SEC on a Form 8-K. Please review the disclaimers included there in and use that as a guide for today's call. The presentation will also be helpful to reference in conjunction with management's commentary. We will now turn the call over to silver spike Chairman and CEO, Scott Gordon.

SCOTT GORDON -

Hello, this is Scott Gordon. I'm the CEO and founder of Silver Spike Capital. Thank you everybody for dialing in today. We're very excited to discuss the merger between Silver Spike Acquisition Corp, and WM holdings, in what we believe will be a tremendous partnership.

Silver Spike is an investment management firm focused on opportunities broadly in and around the cannabis space and its related, adjacencies. The management team in Silver Spike consists largely of professionals with deep backgrounds, both in the cannabis industry and extensive experience as principal investors, predominantly in emerging markets. I personally began to explore the investment landscape for cannabis starting in 2013, after which time I made several early investments and then ended up cofounding and serving as chairman of an operating platform Egg Rock Holdings, which is the parent company to the successful and well-known cannabis brand Papa and Barkley. Along with my partners at Silver Spike, we've invested in dozens of cannabis companies and maintain an in-depth appreciation, understanding of the complex cannabis ecosystem.

We launched our SPAC in August of last year with the intention to identify and partner with the best-in-class company and management team that is positioned to capitalize on and benefit from the dynamic macro drivers surrounding cannabis. Our objective has been, to both, assist in shepherding a transition to the public markets and importantly to create a unique opportunity that would be exciting and worthy of institutional investors sponsorship. WMH is the perfect expression of our vision for Silver Spike, which we believe is the most compelling investment opportunity in cannabis today and in the future. WMH is transforming the e-commerce experience for cannabis by combining the largest audience of frequent cannabis users with the broadest set of brands and retailers and supporting those businesses with a complete tech stack for cannabis.

They have created the 12-year advantage and solve very complex issues, such as normalizing product data to drive user conversion or embedding compliance functionality throughout their software, while building the only comprehensive business-in-a-box software solution for cannabis retailers.

Their metrics and financial performance, as you'll see, are stellar and put them in a class of one within the cannabis space. We've been particularly impressed by the quality of the management team. We first met the company earlier this year, and were immediately struck by how their macro vision in and around the cannabis space evolved perfectly in line with our own view. We immediately latched onto Chris's vision for the company and how WMH fits within the evolving landscape of cannabis. We were also completely blown away by the team that he's assembled. As you can see here, this is a team that we stand behind, who have a track record of operational excellence in what we think is unparalleled within the cannabis space. So, with that I'll turn it over to Chris Beals.

CHRIS BEALS -

Thanks Scott, really appreciate your partnership on this process. So, before I dive in, I just want to level set a little bit about why I'm so excited about this opportunity. In terms of WMH we're really comprised of two key areas, something that we've built over the last 12 years. On one side we’re the most powerful proprietary two-sided marketplace for cannabis, combining the largest audience of frequent cannabis consumers with the largest and most accurate set of brands and retailers. In conjunction with that, given the fact there's no normalized product information, no SKU catalogs, and no general set of information that can be referenced to build this marketplace, we've then done an extraordinary amount of work ingesting, aggregating and doing things like machine learning - to normalize user feedback, to create the raw data that's necessary, to make this marketplace surface convert, to help consumers find what they want and purchase it, and then to put a number of innovative discovery pathways on top of that and help consumers shop for cannabis in the way in which they want to. To put it another way, we're meshing over 10 million monthly active users with over 4,000 brands and retailers and driving almost a 15% conversion rate across the Weedmaps ecosystem. On the flip side, we're also a SaaS provider. We provide a comprehensive business-in-a-box solution, effectively an operating system for retailers where businesses using this platform to run their entire business using only the Weedmaps set of solutions. We also have a related set of solutions for brands. And the thing that's really important about this is, given the crippling compliance requirements for the cannabis space, we've really focused with this business-in-a-box solution on building compliance by design directly into the software. That's what makes the software sticky, in terms of those we install it with, but it is also solving critical and frankly dangerous pain point for businesses. If they fail to comply with the regulations and they're continued evolution on a state-by-state basis. But the other thing with this business-in-a-box solution is we're increasingly able to drive cheaper cross adoption of products, but we are also able to go to market with new parts of the suite as well as the major features in a faster and cheaper fashion by continually relying on parts that have been built in the past, or parts of our data lake. You take these two pieces and put them together and what you get is this large and rapidly growing GMV we see across our platform - to currently having over 1.5 billion run rate GMV. The thing that's notable is with cannabis still remaining illegal on the federal level, we do not put any take rate or any sort of conversion that would turn that GMV into revenue, simply because we don't feel comfortable doing that from a compliance view. That is a huge area of growth we can attack in the future, once federal legalization, the SAFE Act, or other forms of reform come. We can do things concerning payment rails, starting to provide the software layer to power subscription packages for retailers and brands, and so we can start to do a number of innovative things to start turning that GMV into revenue.

In terms of other things that excite me about the go forward, at this point, we're many, many times larger than any other technology provider in the cannabis sector. And on top of that, there aren't direct competitors to our business-in-a-box. The competitive landscape is simply point solutions where nobody competes with us across more than a single solution within that business-in-a-box or marketplace suite. The GMV growth has continued to accelerate as we've launched the business-in-a-box more widely. But then this election was a seismic shift for cannabis where we saw a number of new states pass ballot initiatives, where they'll come online, and those markets will open. But separately a number of states that are already open but didn't have enough retail licensed density, we expect to increase the number of licenses being issued on the go board because a number of local jurisdictions also put ballot initiatives on to increase license density. And what we see is both a natural fit with our suite, our marketplace, but also macro growth in terms of the cannabis industry at large coming out of the election.

In terms of my background how I came to join WMH, I am a technology and Life Sciences attorney, made the transition to private equity, and when the cofounders came in to pitched me, about six years ago, I was incredibly blown away at the opportunities that existed. They'd already built sort of a dominant marketplace, but there was so much more they could do in terms of ingesting, normalizing, and presenting data to drive conversion.

On the flip side looking at the technology landscape for cannabis, there are these incredibly complex regulations, but almost none of the software solutions in the space had been built with compliance in mind or had been built directly for the cannabis space. And what that resulted in are that these solutions often were unstable, or the use of the software would often render these businesses and clients to using pen and paper. In addition, for large parts of the software stack, where you would expect to see software solutions, there's simply nothing. Businesses were relying on pen and paper. And so really what seems like the opportunity that lay before WMH was continuing to expand, continuing to drive on the depth of the data, and the conversion that they could capture on the marketplace, while separately attacking this business-in-a-box opportunity. and that there could be sort of a natural synergy between the two, where businesses using the business-in-a-box could get better success on the marketplace and separately businesses that were using the marketplace would have natural inroads to start using the business-in-a-box.

I ended up coming to the company five and a half years ago, and that's what I've been executing on since then, building out that business-in-a-box and bringing in the executive team that you saw on the last slide. And in terms of them versus now when I came aboard the company it was about 65 employees, 43 million in revenue and almost all of that revenue came from California, if not all of it. Fast forward to the day we're over 400 employees over 40% of our headcount but engineering product and design, and we're on track to hit 160 million in revenue and 35 million in EBITDA.

Looking at the marketplace side of the, the equation that WMH has - on the demand side, we not only have the highest volume of users for cannabis. These are overwhelmingly high value cannabis consumers. And by that, what I mean is when you look at the general population, less than 10% of the population consumes cannabis monthly. These are the lifeblood of cannabis retailers and brands in terms of driving sales and keeping them operational. When you look at Weedmaps, over 90% of our monthly users report consuming cannabis at least monthly. In fact, over 70% report consuming cannabis daily. What we've done is effectively down segments to the most valuable audience that is most critical to cannabis businesses. Where we see that audience capture manifests is sort of in traditional site metrics - things like high average session length, the high number of engagements per session, high percentage of traffic coming direct to the site versus via other channels, but then most importantly, we drive through the core business platform as well as WM store, which is our e-commerce embed, an average order size that's about $100. The thing that's really notable about that is when you look at data for retailers you see an average order size that's about 50 to $60. So, when you take high value consumer eyeballs, and then you take all of this sort of aggregated cleansed and normalized data that we provide, and then put discovery pathways over it, you can drive these much higher value transactions. On the supply side, we have over 4.000 paying clients that include dispensaries, delivery services, brands, doctors, and we estimate we have about 55% share of all retail license in the US on our platform, representing a mix of core markets sort of those more established markets, think California and things like that, where we estimate we have about an 80-100% share, and then conquest markets where we have below a 50% share because the markets are much more nascent and are just sort of emerging.

Also, as we executed on this business-in-a-box vision, we no longer think of our relationship with retailers or brands in the sort of a binary "Do we have a relationship or do we not", but instead we think about the depth of the integration, the depth of the relationship we have with them. How many part of the business-in-a-box solutions are they using. Also, it is a great juncture to note that not only can we integrate across the business-in-a-box platform to integrate with most third-party POS systems within the cannabis space. And all POS systems for the cannabis space are industry specific specialized software for reasons, we'll get into a little bit later. So, while the pieces of the business-in-a-box work incredibly well together. We also support these businesses to the extent they're using sort of third-party solutions, all in service of driving the marketplace. And on top of that, in terms of the value we provide the businesses, not only do we help them get down to the sub 10% portion of the population, we are by far the cheapest way to reach these consumers directly. Although this will change as we go forward, right now we're providing essentially a 50 cents cost per click with a 5-10x times higher conversion than they would receive going through other traditional channels like out-of-home or Google AdWords and that sort of thing.

Having run through sort of the marketplace I want to flip over and talk about the SaaS offer. So, when I executed on this vision of business-in-box, I think there were two things that underpin that are frankly a bit nonobvious. The first is that as we sort of moved from a monolithic architectures or more modern micro services architecture that we increasingly be able to build sequential pieces of the business-in-a-box more cost efficiently because we could reuse those services as well as portions of a data lake and building these new pieces of software. The other was that as we leverage the fact that we have the highest value audience of business eyeballs that we would increasingly be able to drive self-serve adoption, or across adoption of these products which was in lower cost of acquisition or bringing businesses on the sequential pieces of the business-in-a-box platform. You can see that acceleration sort of showing itself in terms of the left side looking at the launch stage. We've essentially built this entire business-in-a-box solution in the last three years, and we've been accelerating our speed both of these products as well as major features. Over the last couple of years also, we now are able to support the retailer through all cycles of sort of reaching consumers but also restock inventory and sort of managing their internal operation. The great example is sort of the ability to cross convert as well as the efficiency of getting the market as with WM store, that's the menu embed at the bottom. So, when WMH embarked on this earlier this year, we were able to go from specification to product launch in two months with essentially two engineers. Separately, since then, the majority of onboards for that platform have been through self-service from the business admin. What we're doing right now is we're offering this bundle for $500. If you were to go out and buy these individual pieces of this business-in-a-box it would cost, many times that. And the reason we're doing that is we're driving sort of adoption and sort of penetration with these product offerings, but this is we've conceptualized is really sort of the base level of a traditional SaaS pricing matrix. And so, as we add additional features and additional products on, they'll slot in and sort of sequentially higher price tiers. And this takes us to sort of the right side because what this now presents us with is a number of interesting opportunities for expansion, some of which were already executing on. Things like for instance CRM customer relationship management, loyalty, analytics, we have already launched an analytics package earlier this year, but we're receiving a great deal of inbound interest from both retailers and brands to get more detailed analytics to help them better understand the consumer base and more efficiently run their, their operations.

Looking at sort of the macro landscape, this last election was frankly, the most momentous we've seen to date for the cannabis space. We had six ballot initiatives in five different states. And all of them passed and passed overwhelmingly. It's also worth me mentioning that Weedmaps is built what has become, I think at this point, the largest and most effective government relations and policy team for cannabis anywhere out there. That's critical not only for helping to get new markets open and sort of expand footprint, but it's also important because when you think about this business-in-a-box, a key component of it is building compliance by design, building all of these specialized state by state or city by city laws and regs directly into the software. Our legal and compliance team dictates the shape, laws and regs as they sit right now, and the government relations and policy team, lets us build upcoming changes to laws and regs into our software and in a fashion that sort of allows us to sort of build them in in a timely fashion that fits the software development cycle. Flipping back to why this election was frankly so momentous, the thing that was notable with these six ballot initiatives that passed was that each of them passed by margins that were far larger than what was anticipated. So, you look at New Jersey, for instance, that ballot initiative for adult use legalization passes almost 70% yes vote. And really that challenged the assertion that people wanted cannabis, but frankly didn't want it in their backyard and New Jersey saw every single county vote yes on cannabis and the state is moving quickly to roll out broader access under a recreational market with more licenses. I think the takeaway from this was people don't just want cannabis, they want cannabis sort of now, and they want it nearby. Mississippi was another interesting state, although a deeply red state, there was about a 75% yes vote for medical legalization, and they're looking to, is sort of their example for how they want to open up, what is now currently the most efficient cannabis market anywhere in the country - namely Oklahoma, where you have about 2,600 to 2,700 retailers and essentially no illicit market. And I think the other storyline that was not obvious is, most jurisdictions that have opened up already, California, Colorado, Washington, Oregon, generally, the majority of cities do not currently allow cannabis retail and it's been sort of a slow growth rate of new retailers being added. And so, a large number of local jurisdictions trying to deal with tax shortfalls or trying to generate additional jobs, but binding or nonbinding ballot initiatives on at the local level this election cycle, and the majority of those or the vast majority of those passed and passed overwhelmingly as well. So, we expect to see coming out of this election acceleration of licenses and states which have already opened up.

Continuing on, you know I think in terms of sort of big macro cannabis landscape I think there's a couple things to call out that are critical. So, the first is that the cannabis is a specialty good that, to date, nobody has been able to grow a high-quality product, on a large scale footprint, in a cost effective fashion. End result is a growing this product is frankly much more akin to heirloom tomatoes or a traditional Farm Market good than it is to alcohol. Separately, you have a product that has a wide range of clinical effects and a lot of the discovery pass a lot of what consumers are trying to understand is how will this product affect them. To use an analogy to the sort of pharmaceutical industry, and what consumers are facing when they try and shop cannabis would be like going to the pharmacy and they say to the pharmacist I want to buy a prescription drug and the pharmacist flips up the counter and says we'll come back and pick something out. Cannabis ranges from effects such as, you know, sort of a sleeping couch locked effect, to highly alert to suppressing appetite, to increasing appetite, and consumers really need pathways to help discover this. So, it really couldn't be less similar to alcohol or tobacco. The other thing that's really important to note is, we've seen a massive growth in the number of brands, while on the flip side 54% of our users we survey can't even name a favorite brand.

What we see in the last six to 12 months is retailers across the US, on average carry over 300 SKUs, have increasingly started to ask brands “quantify to me why should I carry your product”, “what is your consumer affinity”, “show me how many followers you have on Weedmaps”, “what's the shelf velocity going to be”, “I see your MSRP how defensible is it”, “how do I know I'm not going to have to discount it”, and brands do not have the requisite data to drive quantitatively based sales. This is a huge opportunity for Weedmaps because frankly we're the only ones who sit on the breath of data that would be needed to arm brands with being able to do things like sale attribution or being able to show consumer affinity and sell through. The other thing that I would note, just in terms of the broader landscape is that, when you think about trying to reach these end consumers, the sub 10% of businesses, well a lot of businesses can reach the general population, using non-specialized channels to reach consumers is incredibly inefficient from a cost viewpoint. You know, if you were to use sort of traditional out of home, Google AdWords, things like that, you're effectively taking 90 to 95 cents of every ad dollar and throwing it down the drain because you're not getting a cannabis consumer eyeball. But then separately, even if you do reach the right end consumer, you run into this pharmacy conundrum where frankly there's just not enough information to make it complex products actionable, in an online setting or, frankly, for that matter, often and even in a physical setting. And this is really what we attack, both with the marketplace side of things, but then also the business-in-a-box software.

Continuing on, I think on this slide I think I really want to call out here is that you know when we started, who the listing marketplace, it really wasn't about helping cannabis users find local retailers but more importantly, how to interact and find specific products, how to price compare, how to understand the constituent compounds with THC and CBD. And so, the solution for that was the Weedmaps.com platform which hosted these business listings. But the thing that's notable is conversion is only possible, consumers only purchase with robust and clean data and pathways that let people discover through the lens, whether that be price, brand, cannabinoid, strain. And so that's the magic, that is both the integrations that Weedmaps has on the back end both with the other parts of the business-in-a-box or as I mentioned earlier, third party piece of software, but then making it actionable and discoverable. So, if you look at sort of the middle image here, what you see is sort of Wonder Bread is the brand, the blue checkmark means that they verify this retailer is actually carrying their product, and so it's automatically syndicated all of the brand data across. When you see those user reviews, if a user clicks into that, and lets them see reviews from users who are verified purchases of that product, whether it be through WM orders or through the e-commerce, WM store, and also, we force those users to give normalized feedback in terms of how does this smell, how does this taste, what's the reported clinical effect or perceived clinical effect. And so really what appears fairly simple here is a result of taking a bunch of very rich very complex data aggregating and normalizing it, and then making it accessible to a consumer who doesn't have a computer science degree.

Continuing on, I think this is an overview of, really, the business-in-a-box in its full glory or what I should say as the base pricing tier of business-in-a-box. Executing on the vision of sort of providing an operating system to retailers, what we have here is there's sort of this integrations between what's the menus and then the POS. WM retail, if they use our solution or third-party POS, orders through leap Weedmaps.com, and now, embed the ability to receive transactable orders through their own store with WM store, which is the e-comm embed that they can put on their own website. Logistics and fulfillment software, most jurisdictions that allow delivery require things like real time GPS tracking of drivers with record retention, limitation of how much product can be in the trunk, demarcation of driver breaks, that sort of thing. Separately WM dashboard, that's the analytics platform that we provide, and WM exchanges the wholesale exchange where brands can leverage all the brands catalog data they provide us and sort of indicate what quantities, what products they have for wholesale purchase, and conversely retailers can look, shop, both generalized products on the wholesale side as well as products that they currently have on their menu that recently went out of stock. And just to remind you all of these solutions were developed over the past three years, and our pacing of development has continually accelerated. And so really what we're attacking here is the core critical industry need is that when you have a highly regulated industry where operations sort of require a high degree of regulatory scrutiny and often those regulatory requirements fall on your hourly wage workers, you need a seamless operating system to run your operations, to get efficiency, but also to ensure compliance.

Continue on I think just to touch quickly on sort of the broader consumer audience. As I mentioned earlier, high value cannabis consumers those who consume once a month or more, or in other consumer good areas we just say these are consumers, they're less than 10% of the population. It's almost impossible to down segments such as this group of users using traditional census demographics. They're relatively evenly distributed whether you slice by gender, race, age, income level. And so, what we've done here is essentially provide the only way to effectively reach this sort of highly unique group of users, we're going to drive higher value transactions, we're going to have higher repeat order rates, who are going to be drawn to your store if you differentiate yourself with on demand limited stock products and things like that.

Continuing on, I think I've touched on a few times, but it makes sense to highlight just how complex the laws and regs are in the cannabis space. So, for instance, until recently, Massachusetts with delivery was likely going to require body cams for delivery drivers with the historic retention of the delivery images. In California if you want to deliver cannabis you have to GPS track your drivers real time. This is supported through our WM dispatch solution through Android and iOS driver apps, but you have to real time track those drivers. You have to retain those GPS logs for 90 days. If a driver is pulled over, they have to be able to show a digital manifest of what's in the car. If something is not delivered, unlike the food space where nobody cares that sort of the food goes on delivered in the cannabis space, that product has to be brought back, accurately marked back in your POS and those updated inventory levels have to be reported to the state, which almost all states have a track and trace system that tracks, not only what inventory retailers and brands have but who has touched it sort of some form of chain of custody. And so really these software layers are critical to meeting that need. Separately when deliveries are made many jurisdictions require you to take a photo of the ID or get a signature scan. And so, again, as I've mentioned earlier, while I think the rallying cry for cannabis legalization was regulated like alcohol, instead what we see is a level of regulation that is many, many times more complex and strip. It's also worth noting for instance with WM retail, our POS solution, in each new state and launch that solution, we generally have to get certification from the state before we launch it that it needs to stay track and trace requirements and that sort of thing.

Continuing on, I think in terms of the data that we capture, what's important to note is we are capturing data that does not exist anywhere else for the cannabis space. We can see consumer behavior in terms of what they purchase, what products, what retailers, what specific SKUs of a brand that they're engaging with, that they're thinking about purchasing. We can see what transactions have been done, we can see normalized reviews for verified purchasers of products, and what products that they've engaged with and then sort of how they rate them in terms of smell, taste, these are kind of hard to quantify metrics that will help dictate future purchases. So, the net effect of us aggregating all of this data is twofold. One is, it sets us up to have frankly the most powerful analytics platform for brands and retailers anywhere in the industry, but also enables us to solve the consumer region conversion conundrum for retailers and brands, and this is really critical, and it's only done by undertaking a deep degree of sort of data normalization machine learning and aggregation work. Taking a step back and kind of looking at the broader landscape, I think the thing that's interesting is at this juncture, there is no competitor to Weedmaps. We're the only one who provides a broad business-in-a-box solution that has a paired proprietary cannabis marketplace.

And so, when you look at the competitor sets to WMH, what you see is a series of single point solutions. There's nobody who competes with us across more than one of these individual solutions. And increasingly, it's the connection points of the tie out between these different pieces of software between your POS and your dispatch solution, your e-commerce embed, and your POS, things like that, where both your efficient operational efficiency sort of goes to die but also where your compliance can fall apart. And it's worth noting that, in terms of this differentiation in size exists not only in the breath of the software we have, but then also in terms of our revenue. There's nobody who has more than a small fraction sort of the revenue footprint that we have, as well as sort of the global reach. Looking over to sort of the non-sort of cannabis specific side, there's no traditional marketplace or SaaS company that deals with the thorny regulatory issues and end market complexity we have, and none of them have a product market fit with cannabis, or even the ability to tackle the regulatory challenges that face the space. So, when you think about something like a GoodRx, while they may deal with a product that has been market regulatory complexities in pharmaceutical goods, they get to deal with normalized product catalogs normalized tier sheet from some pharmaceutical makers, but they're not dealing with sort of a nation state of different states choosing their own laws and regulations for products. They don't have to generate the product catalogs and normalize sort of adverse effects feedback. They don't have to deal with sort of reaching a consumer segment that is as small and niche is the one we reach. So, we'll dive deeper in the next sections on the metrics layered to our marketplace and how we monetize our business-in-a-box strategy. But what I'll leave you with is this, we are the 800-pound gorilla in the space with the full tech stack for cannabis. So, think about Weedmaps as the primary operating system that powers cannabis retailers and brands. With that, I'll turn it over to our CFO Arden Lee.

ARDEN LEE -

Thanks, Chris. In the next several sections, we'll dive deeper around metrics associated with the marketplace, as far as the business-in-a-box strategy, and then touch on our financial performance in the transaction. Chris spoke to this idea that we have the most valuable marketplace in all cannabis. We believe that starts with our users. We believe our users represent the most valuable engagement of cannabis. The data that you're seeing here which show that the average import ticket is currently running at $50 per transaction. In comparison, our users placing orders on Weedmaps have average order values currently that are running at a blended average between pickup and delivery at $100 per transaction, or 2x the average in for ticket. That is evidence of what Chris spoke to earlier about the high frequency of consumption by our users, which drives higher levels of transaction activity. When you look at the bottom of the slide, you can see the implied return on advertising spend that our clients received based on the user engagement that we drive on our marketplace, and the estimated online to offline conversion, at an average in store ticket of $50. That results in very compelling return on advertising spend, north of 5x.

And how does that translate to economics for us. What you're seeing here is average monthly spend per client by cohort, on the left side. How to read this for example is if you look at our 2016 cohort, the green line in month one, those clients were on average spending between 500 to 1000 bucks per month, whereas today, they're spending more 3000 bucks per month. When you look at our 2018 to 2019 cohorts, in month one those clients were spending materially higher levels of spend at right around 1500 per month and the slope of the curve is steeper and up into the right. What that signals to us is a couple things, our clients in general, the longer that they stay on our platform, realize the compelling return on advertising spend that I referenced on the prior slide and spend more over time as they're on the platform. What you're also seeing is the impact of our WM business-in-a-box strategy. Over the last few years as we've launched more SaaS enablement solutions into the marketplace, our clients are more engaged across these different solutions, and that's resulted in more monetization opportunities for us as our client sees a compelling return on spend that they realize from spend on our platform. And at the end of the day and drives the unit economics, as you can see on the right-hand side of this curve.

Touching on how we perform year to date, what you're looking at on the left side is demand metrics associated with monthly active users and user engagements for the year-to-date period and client accounts and spend per client growth on the right-hand side, the supply side of our platform. We certainly benefited from some demand acceleration on the user side, related to COVID, as well as general growth related to more consumption across cannabis. But what I say in the year-to-date period is that we've seen a number of tailwinds of headwinds across our clients. A number of these clients are still small, medium sized businesses in nature. A number of these clients were not necessarily operationalize for curbside pickup or delivery when we entered pandemic. And in spite of the operating environment and the lack of visibility around consumer demand and how that may stabilize over time, we've seen more clients allocate increasing amounts of their OPEX dollars towards our platform, given the high ROAS that we're able to generate, and the visibility of that in turn on spend. Now let's touch on levers of growth that really excite us as a business. What you're looking at here is the implied cost per click, of listings inventory across our marketplace, on the left-hand side. Just to explain this chart, our current listings inventory has an implied cost per click, of about 50 cents, and the conversion, or the click through rate on that, on average, is in the low teens. Now that compares to other generalized industry benchmarks that are less targeted with less down selected audiences, where for example if you look at the home goods category at close to $3 cost per click, with a 2% click through rate, our cost per click that we are delivering for our clients is meaningfully lower and results in meaningfully higher ROI and return on spend, especially given the conversion that we're driving. We do think there's an opportunity for us to close some of these gaps. We are actively testing performance-based pricing models in a couple test markets, and we will be rolling out and expanding that across additional markets, over the course of 2021. The other dynamic to call out is the right side of the page. We do periodic surveys of our clients. The last survey that we conducted to our dispensary clients which show that 80% of our clients spend 6% or less of their revenue against marketing services. 45 of that 80% are spending 3% or less against marketing services, which under indexes traditional SMB spend on marketing services by significant amounts. We think as clients realize the high ROAS as that they get on the platform, and as markets continue to densify with new license issuance that these gaps will close as well, resulting in significant monetization opportunities for us.

Speaking of density, what really excites us is the data that you see here. What you're looking at is all existing states that we currently monetize. This does not include any new states that recently passed ballot initiatives. This only includes states where we operate today. The data here is licenses per capita. So, for example, the California bar at 40k. California currently has the equivalent of one license per 40,000 residents. Why that's meaningful, is that we've done a lot of in-house research, there's third party research out there, that suggests that the minimum license density that you need to have a healthy functioning license market is one license per 10,000 residents. In California we're ultimately going to achieve that minimum level of density, that would mean 3.000 licenses issued in that state alone. We've seen steady license issuance across all these states, over time, and we firmly believe that all of these states will ultimately, not only achieve minimum levels of density, but more optimal levels of density, as defined by some of the markets that you see on the far right of the slide.

Why that's so important for us, is it speaks to our addressable market opportunity. The data that you see here on the right-side highlights this. Currently across our existing states, the state that you looked at on the prior slide, there is a known retail license universe of 8,000 licenses, give or take. We have currently about 55% of those as paying clients on our subscription platform. If all of those states reached a minimum level of density, as defined as one per 10,000 residents, 8000 licenses would go to 20,000 licenses. If all US States opened up at a minimum level of density, 20,000 would double. And you can see on the far right, what would happen if we ultimately achieve optimal levels of density across the entire US overtime. Why this excites us in our business model is as simple as with every new license that gets issued across either new or existing markets, those represent opportunities for us to get those clients onto our platform and drive them up the monetization curve, as you’ve seen on the prior slides.

So now let's touch on our business in the box strategy. I'll first speak to how we monetize. Currently, and where we're shifting to. We historically have had two components for how we monetize with our paying client. We sell a base subscription, as well as number of add-ons and upsells. Historically our base subscription has consisted of a listing page on the Weedmaps marketplace, but over the last three years as we've launched a number of the SaaS solutions that Chris mentioned earlier, we've engaged in the freemium strategy where we've essentially given away this software functionality for free. Our upsells and addons historically have consisted of featured listing placements, nearby listings, deal promotions, as well as the number of display ad unit products. As of January 1, 2021, all of our clients will now migrate over to the WM business subscription package. What you'll see on the right-hand side is that it's a nuanced shift. Our clients will essentially receive the same functionality that they currently receive with a listing page, all the SaaS solutions that we've currently spoken to, as well as our insights and analytics dashboard, which currently is only available to work with the client. The upsells and add-ons will continue to consist of future listings, nearby listings, deal promotions, and deal display ad units, but we also have on our product roadmap additional functionality as it relates to analytics and CRM and loyalty tools, which we'll be launching into the marketplace over the course of 2021, sold as upsell subscription pricing tiers as part of our SaaS solution set.

What excites us about our business-in-a-box strategy is the data that you're seeing here. What you're looking at is a comparison of clients that are on the full business-in-a-box, including our WM Retail POS solution, versus the market average in their region. While we are still in the early innings of our WM Retail POS rollout, we're seeing higher levels of engagement upsell and listing health across the board. Whether it be the ability to purchase more featured listings, clients transacting more actively on our wholesale marketplace or leveraging our orders product or having average quality listing scores that are materially higher. That last piece is critical, our quality listings score is a way that we grade, the listings health of our clients, the higher your QLS, the more user traffic and engagement, you will typically see as a client, generating more return on advertising spend to your benefit.

And what that's driving ultimately is growth in GMV. We track GMV for two primary reasons. It's an important signal to us of client engagement across our solution set. But secondarily, it represents monetization opportunities for us in a post federally legal world. We started the year with a billion annual run rate GMV across all our solutions. And at the end of Q3, we're at a 1.5 billion annualized run rate GMV. A number of these GMV streams represent important opportunities for us when federal regulation allows us to take true take rates or swipe fees against transaction activity or payments volume.

We will now touch on our historical financial performance. You can see here that historically we've grown at a CAGR of 40%. In 2019, we did 144 million in revenue, that was 42% growth over 2018 and a 40% CAGR over the five-year period. We generally like to target growth on the top line, which is in excess of our current market, and historically we've achieved that. The one year we saw growth deceleration was in fiscal 2018, that related to the advent of adult revenues going live in California. We saw a real state of disarray in the front half of the year, just given the way regulations rolled out, where a number of our clients were unclear around the scope of temporary licenses converting to permanent licenses, resulting in higher levels of churn within the California state market. It's important to note that back in 2018, we were a lot more heavily exposed to California. California was 85% of our revenue base, whereas revenue year-to-date, it’s at approximately 50% of revenue.

That's not to say that California is not growing. As we spoke to you earlier, you're seeing very robust license issues across the state. But we're seeing higher rates of growth outside of California, as we're expanding into new markets that are more nascent. Moving down the sheet of the P&L, you can see our EBITDA margin has fluctuated based on the level of investments that we've undertaken. 2019 was a heavy investment year for us as we were completing and accelerating the build out of the componentry underlying WM business, our business-in-a-box solution, as well as making strategic marketing investments, as we were branching into newer markets. I'd also note that our capex here consists primarily of furniture and fixtures. We've expensed the vast majority of our product development in R&D expense.

When we started 2020, it was important for us to continue targeting 40% growth from top line, but off of an adjusted baseline for 2019. What I mean by that is we executed against a pretty significant shift in our business at the end of 2019. We announced over the summer that we were going to be exiting all non-licensed operators in the US, by year end. On midnight December 31, 2019, we executed a hard client account cut-off that resulted in a number of accounts coming off the platform. Those accounts generated just under 30 million of revenue for the 2019 period, which is why you see that second column there. And so, when we started the year, we set a growth goal of doing 160 million of revenue, which was just about 40% growth off of that adjusted baseline and 20 million of EBITDA. You can see three quarters of the way through the year that we're tracking against our top line goals of 160 million for the year, and we're seeing meaningful upside on EBITDA. What's driven that upside in EBITDA has been primarily the economies of scale that we've achieved over the course of this year. To give you an example, we launched our WM store menu embed product, earlier this year during the course of Q2 and Q3. From start to finish, that product was conceptualized and launched in under two months, leveraging two full-time engineers. It's difficult to plan against those types of economies of scale, and that's what we see, over the course of the year today period. We of course, have also benefited from the general increase in productivity from the work-from-home environment, as well as marginal OPEX savings resulting from being in the pandemic, and not spending as much on out-of-home and outdoor events as we typically worth.

Moving to the next slide, as we think about our base case, projection, a few things to level set on. We generally like to plan our top line, minimizing the variables that are outside of our control. What that means is we typically do not plan against new market openings in a very robust way. What we do typically plan against is the visibility that we have based on our government relations and policy dialogue around license issuance within our existing market. Why I give you that context is that within our projections, we are assuming no new states opening up over the course of 2021 and 2022. We have a handful of new states that are flowing through our revenue projection for fiscal 2023. The other thing that I would call out is the growth that you're seeing here assumes continued capture of new license issuance, within existing markets, and continued growth in average revenue per client, in line with our historical net dollar retention and expansion trends, coupled with acceleration from some new pricing model tests that we're undergoing in certain markets. Our 2021 growth also reflects the reset of Canada. We recently completed a reset of that market, where we exited all non-licensed operators and will be lapsing the impact of that in 2021. On gross margin, we factored in some gross margin compression over the projection period, reflecting increased server utilization from a number of different initiatives across the data, performance-based pricing space, as well as increased installs on WM retail, our POS product. And then lastly on EBITDA, our projections assume that we will continue accelerating investments in sales and marketing. It assumes that we're committed to investing in product dev expense, that OPEX will grow at the rate of revenue growth, and where we'll drive our EBITDA margin expansion is leverage against G&A overtime.

Our base case projections have us growing to 440 million revenue by 2023, which is a 40% CAGR versus where we expect to end planned this year. We're projecting 205 million of revenue in 2021 as well. Important to note, as I referenced earlier, that there are no new states assumed in 2021 and 2022. So, to the extent some of the states that recently passed ballot initiatives, spoken about earlier than 2023, that represent potential incremental opportunities, versus a base case plan that you see here. Moving to the far right of the slide, you'll see that we're targeting a 30% margin by 2023, which reflects continued investments, as I referenced earlier, in gross margin, sales and marketing, and product dev, offset by margin leverage against G&A over time.

Our growth strategy is fairly straightforward. We plan to continue scaling both sides of our two-sided Weedmaps listing marketplace, both in terms of driving users and user engagement to deliver on behalf of our clients. We plan to continue expanding our existing markets as we see healthy license issuance, and capturing those licenses and clients on our platform, and then entering new markets as regulation passes, whether that be here in the US or internationally. We plan to continue driving adoption and usage and engagement of our business-in-a-box software solution and grow GMV. Lastly, to the extent that we identify opportunities to accelerate or pull for growth, through strategic M&A, we will look to leverage those opportunities. We currently do not have anything in the near term that we've identified, but we will like to be opportunistic, especially with the proceeds from this transaction.

So, touching on the transaction highlights. We've agreed to a transaction with our partners at Silver Spike, that values the pro forma company at 1.5 billion equity value and pro forma enterprise value of 1.4 billion. That implies that a 6.8x 2021 revenue multiple and a 4.7x 2022 revenue multiple. It implies 28x 2021 and EBITDA, and 17.5x 2022 EBITDA. As part of this transaction, we've raised a fully committed common stock PIPE of 325 million at $10 per share. That PIPE has been meaningfully oversubscribed and upsized versus original goal. It includes a meaningful commitment from Silver Spike Capital, as well as top tier institutional investors across the technology as well cannabis space. Important to note that, Chris, myself, our entire leadership team and management are rolling 100% of our equity into this transaction. We are not selling into this deal. Moving to the middle of this page, you can see in terms of cash sources of uses, the total cash sources of this transaction are 575 million, including the PIPE that I referenced earlier, plus Silver Spike's 250 million cash and trust. In terms of uses of cash, we anticipate that cash consideration to our selling shareholders will be 450 million and the balance 100 million will be primary capital for the company.

We were very deliberate with our partners at Silver Spike around setting the transaction terms. We're the classic definition of an online marketplace meets vertical SaaS business model, with a heavy ecommerce enablement component, operating in end markets with high degrees of regulation, very thorny issues that need to be solved, high degrees of complexity, latency, as well as high growth. And in these markets, we have the leading share. Based on other peer sets that fit those types of business characteristics, we believe that the transaction we agreed to with our partners represents a very attractive entry point for new investors coming into the story. With that, we thank you for joining this conference call to discuss the merger between Silver Spike Acquisition Corp and WM Holding Company. With that I will turn it back to the operator.

OPERATOR

This concludes today's conference call. Thank you for joining us. You may now disconnect.

This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between WM Holding Company, LLC Corp. (“Silver Spike”) and related transactions and for no other purpose.

Forward Looking Statements

This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of WM's go-to-market strategy, and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of WM’s and Silver Spike’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of WMH and Silver Spike. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Silver Spike or WMH is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to WM; future global, regional or local economic and market conditions affecting the cannabis industry; the development, effects and enforcement of laws and regulations, including with respect to the cannabis industry; WM’s ability to successfully capitalize on new and existing cannabis markets, including its ability to successfully monetize its solutions in those markets; WM’s ability to manage future growth; WM’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform and WM’s ability to maintain and grow its two sided digital network, including its ability to acquire and retain paying customers; the effects of competition on WM’s future business; the amount of redemption requests made by Silver Spike’s public shareholders; the ability of Silver Spike or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Silver Spike’s final prospectus dated August 7, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of Silver Spike filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Silver Spike nor WMH presently know or that Silver Spike and WMH currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Silver Spike’s and WM’s expectations, plans or forecasts of future events and views as of the date of this presentation. Silver Spike and WMH anticipate that subsequent events and developments will cause Silver Spike’s and WMH’s assessments to change. However, while Silver Spike and WMH may elect to update these forward-looking statements at some point in the future, Silver Spike and WMH specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Silver Spike’s and WM’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where To Find It

In connection with the proposed extension of the date by which Silver Spike must consummate an initial business combination, Silver Spike filed with the SEC a proxy statement, dated December 10, 2020 (the “Extension Proxy Statement”).

The proposed business combination will be submitted to shareholders of Silver Spike for their consideration. Silver Spike intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Silver Spike’s shareholders in connection with Silver Spike’s solicitation for proxies for the vote by Silver Spike’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to WMH’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Silver Spike will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Silver Spike's shareholders and other interested persons are advised to read, once available, the Extension Proxy Statement, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Silver Spike's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Silver Spike, WMH and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive Extension Proxy Statement or proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Silver Spike, without charge, at the SEC's website located at www.sec.gov or by directing a request to 660 Madison Ave Suite 1600, New York, NY 10065 or notices@silverspikecap.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Spike, WMH and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Silver Spike’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Silver Spike’s shareholders in connection with the proposed business combination will be set forth in Silver Spike’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Silver Spike’s directors and executive officers in Silver Spike’s final prospectus dated August 7, 2019 and filed with the SEC on August 9, 2019. Additional information regarding the participants in Silver Spike’s Extension Proxy Statement and also will be included in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.